# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iClick Interactive Asia Group Ltd, CIK 0001697818
CUSIP: 45113Y203
Title of class of securities: Sponsored American Depository Receipt
Address of issuer's principal executive offices: 15/F, Prosperity Millennia Plaza, 663 King's Road, Quarry Bay, Hong Kong S.A.R., China (F4), 00000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000930413-23-000362
Filed by CIK 0001521019

## Reporting persons
- Nuveen Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: iClick Interactive Asia Group Ltd
Address of issuer's principal executive offices: 15/F, Prosperity Millennia Plaza 663 King's Road, Quarry Bay Hong Kong S.A.R., People's Republic of China

## Item 2. Person Filing
Name of person filing: Nuveen Asset Management, LLC ("NAM")
Address of principal business office or, if none, residence:
333 W. Wacker Drive
Chicago, IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Nuveen Asset Management, LLC ("NAM"), is a registered investment adviser affiliated with TCIM and TAL. NAM may be deemed to be a beneficial owner of 0 shares of Issuer's common stock. TIAA-CREF Investment Management, LLC ("TCIM") is the investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 0 shares of Issuer's common stock owned by CREF. Teachers Advisors, LLC ("TAL") is the investment adviser to three registered investment companies, TIAA-CREF Funds ("Funds"), TIAA-CREF Life Funds ("Life Funds"), and TIAA Separate Account VA-1 ("VA-1"), as well as one or more separately managed accounts of Advisors (collectively, the "Separate Accounts"), and may be deemed to be a beneficial owner of 0 shares of Issuer's common stock owned separately by Funds, Life Funds, VA-1, and/or the Separate Accounts.. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nuveen Asset Management, LLC: /s/ Erik Mogavero, Managing Director Head of Affiliate Compliance (05/07/2025)